Exhibit 99.1

Additional disclosures required pursuant to Form 40-F instructions and the Nasdaq Marketplace Rules

Disclosure controls and procedures

The Company maintains disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in its reports under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified and pursuant to the regulations of the Securities and Exchange Commission. Disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act, include controls and procedures designed to ensure the information required to be disclosed by the Company in the reports we file or submit under the Exchange Act is accumulated and communicated to our Company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that our system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. As required by SEC Rule 13a-15(b), we carried out an evaluation, under the supervision and with participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2007, the end of the period covered by this report, and concluded that such disclosure controls and procedures are effective as of such date.

Internal controls

During the period covered by this Form 40-F there were no changes in the Company’s internal control over financial reporting identified in connection with the evaluation described above that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting (as defined in Rules13a-15(f) and 15d-14(f) under the Securities Exchange Act of 1934).

Code of Ethics

The Company has adopted a Business Ethics and Conduct Code that applies to all employees, including its Chief Executive Officer, principal financial officer and principal accounting officer. The full text of the Business Ethics and Conduct Code is published on the Company’s web site at www.axcan.com under the captions “corporate profile,” “corporate governance” and “policies and practices.” In the event that the Company makes any amendments to or waivers of a provision of the Business Ethics and Conduct Code applicable to its principal executive officer, principal financial officer or principal accounting officer, the Company intends to disclose such amendments or waivers in its filings on Form 40-F. No waivers were granted during fiscal year 2007. Information on the Company’s website does not form a part of this Form 40-F.

Principal Accountant Fees and Services

Audit Fees. Aggregate fees billed for professional services rendered by Raymond Chabot Grant Thornton (“RCGT”) were $798,000 for the annual integrated audit of the Company’s financial statements and internal control over financial reporting and the review of the Company’s quarterly financial statements for fiscal year 2007 and $596,000 for the audit of the Company’s financial statements and the review of the Company’s quarterly financial statements for fiscal year 2006.

Audit-Related Fees. The aggregate fees billed for audit-related services for the 2007 and 2006 fiscal years were $9,000 and $298,000, respectively. The audit-related services rendered by RCGT primarily consisted of consultation on acquisitions and other business transactions, internal control advisory services outside of the scope of the audit and the issuance of consents and comfort letters.

Tax Fees. The aggregate fees billed for tax services for our 2007 and 2006 fiscal years were $505,000 and $210,000, respectively. The tax services rendered by RCGT primarily consisted of tax planning, assistance with the preparation of various tax returns, tax services rendered in connection with acquisitions made by the Company and tax advice on other related matters.

The Company’s Board of Directors has established an Audit Committee. During fiscal year 2007, the Audit Committee was comprised of Louis Lacasse, Dr. Claude Sauriol and Michael M. Tarnow. The Board has determined that Mr. Lacasse is an “audit committee financial expert” as defined under the rules of the Securities and Exchange Commission and is independent of management of the Company. The Company’s Audit Committee, or in the absence of the full committee, the Chairman of the Audit Committee, pre-approves all engagements of the Company’s auditors for audit and permitted non-audit services. The Audit Committee pre-approved the services described above for fiscal year 2007 and the performance by its auditors of the following non-audit services for fiscal year 2008: assistance with the preparation of registration statements and other securities commission filings, accounting and reporting research and certain tax-related services.

Off Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Disclosure Pursuant to the Requirements of the Nasdaq Marketplace Rules

The Company was granted an exemption from the Nasdaq Marketplace Rules requiring each issuer to provide for a quorum at any meeting of the holders of common stock of no less than 33 1/3% of the outstanding shares of the issuer’s common voting stock. This exemption was granted because Nasdaq’s requirements regarding the quorum required for meetings of the holders of common stock are contrary to generally accepted business practices in Canada.